Exhibit 99.1

J-Star Holding Announces Return of Jonathan Chiang as Chief Executive Officer

Taichung City, Taiwan – April 1, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions serving diverse applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced that Jonathan Chiang has been reappointed Chief Executive Officer, effective March 31, 2026. Mr. Chiang succeeds Sam Van, who will continue to support the Company as an advisor to the Board and management team.

The Board of Directors determined that Mr. Chiang’s return as CEO will provide experienced leadership and continuity as the Company navigates a period of heightened global economic uncertainty and positions itself for long-term growth.

Mr. Chiang previously served as Chief Executive Officer of J-Star and has led the Company since its inception, guiding its evolution into a global provider of high-performance carbon composite products and advanced materials solutions. He will continue to serve as Chairman of the Board.

“Jonathan’s deep understanding of J-Star’s business, customers, and long-term strategy make him uniquely qualified to lead the Company through the current macroeconomic environment,” said the Board of Directors. “We are confident his leadership will help ensure J-Star remains focused on operational excellence, innovation, and disciplined execution.”

Mr. Chiang added, “I am honored to reassume the role of CEO at this important time for J-Star. Our team has built a strong foundation, and I look forward to working closely with our employees, customers, and partners to continue advancing our technology leadership and delivering sustainable long-term value for shareholders.”

The Company also expressed its appreciation for Mr. Van’s contributions during his tenure as Chief Executive Officer.

“On behalf of the Board, we thank Sam for his leadership and commitment to J-Star,” the Board added. “We are pleased that he will remain involved as an advisor and continue to support the Company’s strategic initiatives.”

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

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Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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